

FOR IMMEDIATE RELEASE

Contact: Julie Koenig Loignon
(502) 636-4502 (office)
(502) 262-5461 (mobile)
juliek@kyderby.com

CHURCHILL DOWNS INCORPORATED REPORTS 2005 RESULTS

LOUISVILLE, Ky. (March 14, 2006) - Churchill Downs Incorporated (NASDAQ: CHDN) ("CDI" or "Company") today reported results for the fourth quarter and year ended Dec. 31, 2005.

Net earnings for 2005, which included the Company's third-quarter gain on the sale of the assets of Hollywood Park, totaled $78.9 million, compared to net earnings of $8.9 million during 2004. Results from Hollywood Park are treated as discontinued operations and detailed as such in the accompanying tables.

Net earnings per diluted share for 2005 totaled $5.86, which included net earnings per diluted share from continuing operations of $0.96 and net earnings per diluted share from discontinued operations of $4.90. In 2004, net earnings per diluted share equaled $0.67, which was comprised of net earnings per diluted share from continuing operations of $0.73 and a net loss per diluted share from discontinued operations of $0.06.

Net revenues from continuing operations, which included a full-year of revenues from the Company's Louisiana operations, totaled $408.8 million in 2005, a 13.2-percent increase over net revenues from continuing operations of $361.2 million generated during 2004. Net revenues from continuing operations during the fourth quarter of 2005 totaled $81.7 million, a 4.9-percent decrease from the net revenues of $85.9 million generated by the Company's continuing operations during the fourth quarter of 2004.

During the fourth quarter of 2005, the Company had a net loss per diluted share of $0.23, which was comprised of a net loss per diluted share of $0.30 from continuing operations and net earnings per diluted share of $0.07 from discontinued operations. During the fourth quarter of 2004, the Company had a net loss per diluted shared of $0.25, which was comprised of a net loss per diluted share of $0.35 from continuing operations and net earnings per diluted share of $0.10 from discontinued operations. Results for the fourth quarter and full year ended Dec. 31, 2005, are outlined in the accompanying tables.

CDI President and Chief Executive Officer Thomas H. Meeker said, "2005 was a dynamic year during which we achieved double-digit growth in net revenues and EBITDA from our continuing operations, reduced our long-term debt, and advanced strategic growth initiatives while managing business challenges that included three natural disasters that disrupted our operations in Florida, Louisiana and Western Kentucky.

"Highlights for 2005 include the completion of Churchill Downs' $121 million renovation, which contributed to another record-setting Kentucky Derby and Oaks weekend. Incremental revenues generated through personal seat licenses, luxury suite rentals and increased group sales at our flagship facility have exceeded expectations, and customers' response to our site improvements has been outstanding. We also negotiated new five-year agreements with key Derby partners, NBC Sports, Visa USA and Licensing Partners International to further promote and extend our Kentucky Derby and Churchill Downs brands.

"In 2005 we sold our Hollywood Park asset for $254.6 million. The transaction enabled us to virtually eliminate our long-term debt and exit a difficult business environment while retaining the right to reinvest in Hollywood Park should state government authorize alternative gaming at California tracks. We completed the infrastructure build out of our Customer Relationship Management platform, played a leadership role in advancing industry initiatives to upgrade wagering systems, and strengthened our management team with the addition of a chief development officer.

"We begin 2006 with a strong balance sheet, access to capital and the ability to execute on strategic opportunities as they develop. We are actively pursuing alternative gaming legislation in the states where we operate and are working towards a voter referendum to allow slots at our Florida track. We will continue to identify opportunities to leverage our strong brand while pursuing new distribution channels for our racing products in domestic and international markets. We will work to rationalize the current economics of our sport to ensure horse racing continues to adapt and evolve within a competitive and ever-changing business environment. Additionally, we anticipate having the answers necessary to chart a course for Fair Grounds Race Course and our other hurricane-damaged Louisiana operations."

A conference call regarding this release is scheduled for Wednesday, March 15, 2006, beginning at 9 a.m. EST. Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com or www.earnings.com by calling (913) 981-4913 at least 10 minutes before the appointed time. The online replay will be available at approximately noon and continue for two weeks. A six-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 4721438 when prompted for the access code. A copy of this press release announcing earnings and relevant financial and statistical information about the period will be accessible at www.churchilldownsincorporated.com.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Historically, the allocation of corporate overhead was excluded from EBITDA of the Company's segments. During 2005, the Company began evaluating its segments using EBITDA that included corporate overhead as a key performance measure. Therefore, the segment EBITDA presented in the financial tables that follow includes corporate overhead for all periods presented. Corporate EBITDA, however, includes overhead in the amounts of $2,156,000 and $1,613,000 related to Hollywood Park for the years ended Dec. 31, 2005, and 2004, respectively, and ($14,000) and $109,000 for the three months ended Dec. 31, 2005, and 2004, respectively. Also, due to an internal restructuring during 2005, the corporate sales department has been moved from corporate to the Kentucky Operations. As such, EBITDA in the amounts of $935,000 and $1,030,000 was transferred to the Kentucky Operations for the years ended Dec. 31, 2005, and 2004, respectively, and $305,000 and $195,000 was transferred to the Kentucky Operations for the three months ended Dec. 31, 2005, and 2004, respectively.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. CDI's six racetracks in Florida, Illinois, Indiana, Kentucky and Louisiana host many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Arlington Million, Princess Rooney Handicap, Louisiana Derby and Indiana Derby. CDI racetracks have hosted six Breeders' Cup World Thoroughbred Championships. CDI also owns off-track betting facilities and has interests in various television production, telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the NASDAQ National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

Information set forth in this news release contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this news release are made pursuant to the Act. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; costs associated with our efforts in support of alternative gaming initiatives; costs associated with Customer Relationship Management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; the need for various alternative gaming approvals in Louisiana; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters, including Hurricanes Katrina, Rita and Wilma on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; and the volatility of our stock price.

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CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF NET EARNINGS
for the three and twelve months ended December 31, 2005 and 2004
(Unaudited) (In thousands, except per share data)

	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2005		2004		2005		2004
Net revenues:								
Net pari-mutuel wagering	$	65,409	$	60,390	$	297,509	$	274,374
Non-wagering		16,275		25,472		111,292		86,813
		81,684		85,862		408,801		361,187
Operating expenses:								
Purses		28,461		28,519		127,139		114,164
Other direct expenses		49,186		48,869		215,090		180,255
		77,647		77,388		342,229		294,419
Gross profit		4,037		8,474		66,572		66,768
Selling, general and administrative expenses		11,519		9,354		45,685		35,983
Asset impairment loss		-		-		-		6,202
Operating (loss) income		(7,482)		(880)		20,887		24,583
Other income (expense):								
Interest income		326		124		622		413
Interest expense		(626)		(518)		(1,576)		(1,003)
Unrealized gain (loss) on derivative instruments		204		(4,254)		818		(4,254)
Miscellaneous, net		525		1,601		1,910		2,737
		429		(3,047)		1,774		(2,107)
(Loss) earnings from continuing operations before provision for income taxes		(7,053)		(3,927)		22,661		22,476
Benefit (provision) for income taxes		3,201		(556)		(9,851)		(12,707)
Net (loss) earnings from continuing operations		(3,852)		(4,483)		12,810		9,769
Discontinued operations, net of income taxes:								
Profit (loss) from operations		609		1,289		(3,798)		(854)
Gain on sale of assets		227		-		69,896		-
Net (loss) earnings	$	(3,016)	$	(3,194)	$	78,908	$	8,915
Net (loss) earnings per common share:								
Basic								
(Loss) earnings from continuing operations	$	(0.30)	$	(0.35)	$	0.98	$	0.74
Discontinued operations		0.07		0.10		4.94		(0.07)
Net (loss) earnings	$	(0.23)	$	(0.25)	$	5.92	$	0.67
Diluted								
(Loss) earnings from continuing operations	$	(0.30)	$	(0.35)	$	0.96	$	0.73
Discontinued operations		0.07		0.10		4.90		(0.06)
Net (loss) earnings	$	(0.23)	$	($0.25)	$	5.86	$	0.67
Weighted average shares outstanding:								
Basic		13,000		12,933		12,920		13,196
Diluted		13,000		12,933		13,500		13,458

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

CHURCHILL DOWNS INCORPORATED
SUPPLEMENTAL INFORMATION BY OPERATING UNIT
for the three and twelve months ended December 31, 2005 and 2004
(Unaudited) (In thousands)

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, 2004
Net revenues from external customers:				
Kentucky Operations	$ 11,658	$ 11,413	$ 96,052	$ 89,060
Arlington Park	8,040	8,484	75,422	79,764
Calder Race Course	28,107	29,235	81,131	79,505
Hoosier Park	10,572	10,826	40,710	41,491
Louisiana Operations	8,183	11,058	47,114	11,058
CDSN	14,894	15,075	67,272	60,121
Total racing operations	81,454	86,091	407,701	360,999
Other investments	84	78	953	953
Corporate revenues	146	4	702	21
Net revenues from continuing operations	81,684	86,173	409,356	361,973
Discontinued operations	(37)	29,295	69,525	100,542
	$ 81,647	$ 115,468	$ 478,881	$ 462,515
Intercompany net revenues:				
Kentucky Operations	$ 4,385	$ 3,800	$ 23,590	$ 23,650
Arlington Park	(2)	16	8,766	8,187
Calder Race Course	4,931	5,727	11,605	12,606
Hoosier Park	52	72	159	158
Louisiana Operations	2,115	2,179	8,450	2,179
Total racing operations	11,481	11,794	52,570	46,780
Other investments	613	561	2,001	2,087
Eliminations	(12,094)	(12,666)	(55,126)	(49,653)
	-	(311)	(555)	(786)
Discontinued operations	-	311	555	786
	$ -	$ -	$ -	$ -
EBITDA:				
Kentucky Operations	$ (4,466)	$ (2,882)	$ 21,381	$ 11,905
Arlington Park	(4,528)	(2,663)	3,821	10,048
Calder Race Course	6,128	5,629	7,391	6,040
Hoosier Park	(504)	401	263	1,741
Louisiana Operations	(2,797)	17	(3,059)	17
CDSN	3,606	3,536	16,409	13,892
Total racing operations	(2,561)	4,038	46,206	43,643
Other investments	886	1,703	2,575	3,302
Corporate expenses	604	(5,151)	(3,777)	(8,207)
Total EBITDA from continuing operations	(1,071)	590	45,004	38,738
Eliminations	-	-	-	(6)
Depreciation and amortization	(5,682)	(4,123)	(21,389)	(15,666)
Interest income (expense), net	(300)	(394)	(954)	(590)
Benefit (provision) for income taxes	3,201	(556)	(9,851)	(12,707)
Net (loss) earnings from continuing operations	(3,852)	(4,483)	12,810	9,769
Discontinued operations, net of income taxes	836	1,289	66,098	(854)
Net (loss) earnings	$ (3,016)	$ (3,194)	$ 78,908	$ 8,915

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(In thousands)

		December 31, 2005 (unaudited)		December 31, 2004
ASSETS				
Current assets:				
Cash and cash equivalents	$	22,737	$	24,950
Restricted cash		4,946		7,267
Accounts receivable, net		42,823		45,568
Deferred income taxes		3,949		3,940
Other current assets		8,879		3,809
Assets held for sale		-		142,445
Total current assets		83,334		227,979
Other assets		13,020		16,883
Plant and equipment, net		346,530		324,738
Goodwill		53,528		53,528
Other intangible assets, net		18,130		19,149
Total assets	$	514,542	$	642,277
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	27,957	$	22,827
Purses payable		14,564		16,629
Accrued expenses and other liabilities		44,003		31,911
Dividends payable		6,520		6,430
Deferred revenue		26,219		25,880
Liabilities associated with assets held for sale		-		9,221
Total current liabilities		119,263		112,898
Long-term debt		33,793		242,770
Other liabilities		20,971		20,424
Deferred revenue		18,614		19,071
Deferred income taxes		5,670		8,686
Total liabilities		198,311		403,849
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, no par value;				
250 shares authorized; no shares issued		-		-
Common stock, no par value; 50,000 shares authorized; issued: 13,132 shares and 12,904 shares December 31, 2005 and 2004, respectively		121,270		114,930
Retained earnings		198,001		125,613
Unearned stock compensation		(3,040)		(1,935)
Accumulated other comprehensive loss		-		(180)
Total shareholders' equity		316,231		238,428
Total liabilities and shareholders' equity	$	514,542	$	642,277

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.